MN

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 1 2006 WASH, D.C. 199 PROCESSING SECTION

06007979

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Bettingen, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 Newport Place, Suite 630
(No. and Street)

Newport Becash California 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grant Bettingen 949 851-5830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

PROCESSED JUN 15 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MN 3/14

OATH OR AFFIRMATION

I, Grant Bettingen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Bettingen, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA PRECIADO
COMM. #1607027
Notary Public - California
Orange County
My Comm. Expires Sep. 17, 2009
NR01 NR01

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

GRANT BETTINGEN, INC.

4100 Newport Place Dr., Suite 630
Newport Beach, CA 92660-2423

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Grant Bettingen, Inc. (the Company) as of December 31, 2005 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2005 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

GRANT BETTINGEN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and equivalent	$	283,570
Commissions receivable		146,377
Investments		
Securities		107,170
Warrants		25,286
Other receivable - non allowable		27,260
Other assets and deposits		10,602
Prepaid expenses		90,690
Furniture, fixtures and equipment net of accumulated depreciation of $61,097		47,340
TOTAL ASSETS	$	738,295

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Bank overdraft			$	13,003
Accounts payable				35,733
Accrued expenses				321,534
Accrued pension expenses				50,000
Capital lease payable				40,150
TOTAL LIABILITIES				460,420
STOCKOLDERS' EQUITY				
Common stock (90 shares issued at a stated value of $10 per share	$	900		
Paid-in capital		337,018		
Less: Treasury stock		(74,775)		
Retained earnings		15,732		278,875
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	739,295

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commissions	$	2,023,541
Investment banking income		673,785
Selling Concessions		
Insurance		269,720
Mutual funds		328,857
Dividend income		1,455
Interest income		70,183
Managed account fees		311,585
Realized trading gains and losses		(1,279)
Unrealized trading gains and losses		(36,828)
Other income		61,375
TOTAL REVENUES		3,702,394
DIRECT COSTS		
Commission Expense		2,540,838
Clearing Charges		30,020
Data & Quote Services		55,881
Filing Fees		29,034
TOTAL DIRECT COSTS		2,655,773
GROSS PROFITS		1,046,621
OPERATING EXPENSES - see page 8		1,019,948
INCOME BEFORE INCOME TAX PROVISION		26,673
INCOME TAX PROVISION		3,067
NET INCOME	$	23,606

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	100	$ 1,000	$ (22,775)	$ 335,918	$ (7,874)	$ 306,269
Treasury stock	(10)	(100)	(52,000)	100		(52,000)
Net Income					23,606	23,606
Balance, December 31, 2005	90	$ 900	$ (74,775)	$ 336,018	$ 15,732	$ 277,875

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net income	$	23,606
Unrealized (appreciation) depreciation of investments		36,828
Realized (appreciation) depreciation of investments		1,279
Depreciation		8,886
Changes in operating assets and liabilities:		
Commissions receivable		148,607
Note receivable - stockholder		23,746
Other receivables		(16,022)
Other assets and deposits		(598)
Prepaid expenses		(70,931)
Bank overdraft		13,003
Accounts payable		4,146
Accrued expenses		(98,427)
Accrued pension expenses		32,000
Income taxes payable		(28,750)
Net cash used in operating activities		77,373
Cash Flows for Investing Activities:		
Purchases of property and equipment		(1,646)
Investment in securities - net		(25,141)
Disposition of warrants		117,889
Net Cash Used in Investing Activities		91,102
Cash Flows from Financing Activities:		
Treasury stock		(52,000)
Capital lease payment		(11,347)
Net Cash Flows from Financing Activities		(63,347)
Net increase in cash		105,128
Cash at beginning of year		178,442
Cash at end of year	$	283,570

SUPPLEMENTAL INFORMATION

Interest paid	$	4,179
Income taxes paid	$	5,620

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - NATURE OF BUSINESS

Grant Bettingen, Inc. (the "Company") was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. The Company is registered as a broker-dealer with the National Association of Securities Dealers, Inc. The Company is an introducing broker who clears all transactions with and for customers on a fully disclosed basis and does not handle customer funds or securities.

The Company has an agreement with clearing brokers to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k)(2)(ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities

Investments - Marketable securities and investments in securities are valued at market value. The resulting difference between cost and market value is charged to unrealized gains and losses.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 8 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreements with two clearing brokers which requires a minimum deposit of $25,000 and $50,000 respectively.

NOTE 5 – PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2005. The Company files its taxes on an accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 1,439
State	1,628
	$ 3,067

NOTE 6 - PENSION PLAN

The Company maintains a qualified profit sharing plan for all eligible employees. Vesting benefits occur at the current IRS period established for this type of plan. Retirement costs amounted to $50,000 in fiscal 2005.

NOTE 7 – CAPITAL LEASE PAYABLE

At December 31, 2005, the Company had one capital lease with a principal balance of $40,150 which matures in November 2009. Obligations under this Capital lease have been recorded in the accompanying financial statements at the present value of future minimum lease payments. Equipment held under this capital lease and included in property and equipment had a cost of $52,370 and accumulated depreciation of $10,395. Depreciation expense on the capital lease was $7,196 for the year ended December 31, 2005.

The future minimum lease payments under this capital lease and the net present value of the future minimum lease payments are as follows:

Year Ending	Amount
2006	$ 11,741
2007	11,899
2008	12,060
2009	11,197
Total future minimum lease payments	$ 46,897
Less: amount representing interest	(6,747)
Present value of future minimum lease payments	$ 40,150

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Orange under a long-term lease agreement expiring through 2010. The annual rental commitments for years ending December 31, are as follows:

2006	$ 97,980
2007	100,025
2008	102,070
2009	104,114
2010	8,690
	$ 412,879

NOTE 9 – OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Grant Bettingen, Inc.
Newport Beach, California

My report on my audit of the basic financial statements of Grant Bettingen, Inc. for December 31, 2005 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

GRANT BETTINGEN, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING EXPENSES

Automobile expense	$	12,751
Depreciation		8,886
Dues and subscriptions		3,832
Equipment rental		4,118
Insurance		117,155
Interest expense		4,179
Licenses and permits		1,450
Medical reimbursement		4,379
Office supplies		18,909
Officer commission		104,328
Outside services		121,153
Parking		9,198
Payroll and related expenses		394,649
Pension plan contribution		50,000
Postage		8,221
Printing		2,546
Professional fees		67,344
Rent		69,526
Telephone		10,998
Trading errors		(155)
Travel		14,203
All other		(7,722)
TOTAL OPERATING EXPENSES	$	1,019,948

See Accompanying Notes to Financial Statements

GRANT BETTINGEN, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 277,875
Nonallowable assets:		
Investments - warrants	$ 25,286	
Other receivable - non allowable	27,260	
Clearing deposits - non allowable portion	2,227	
Other assets and deposits	10,602	
Prepaid expenses	90,690	
Furniture, fixtures and equipment		
net of accumulated depreciation of $61,097	47,340	(203,405)
Net capital before hair cuts		74,470
Hair cut - investments		(16,076)
Hair cut - undue concentration		(12,824)
NET CAPITAL		$ 45,570
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 30,710
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 30,710
EXCESS CAPITAL		$ 14,860
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ (472)
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 460,420
Percentage of aggregate indebtedness to net capital		1010.36%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 144,532
VARIANCE -	
Haircuts	(12,824)
Clearing deposits - non allowable portion	(2,227)
Accounts receivable	(23,702)
Accrued expenses	(60,202)
Other	(7)
NET CAPITAL PER AUDITED REPORT	$ 45,570

See Accompanying Notes to Financial Statements

PART II

GRANT BETTINGEN, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Grant Bettingen, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
Grant Bettingen, Inc.

Based on an SEC's examination, it has been found that the Company has been accepting customer checks made payable to the Company putting the Company at the $250,000 capital level. It was also noted during the examination that the Company did not prepare an accurate net capital computation for certain months under examination. However, the firm has taken step to ensure that no customer checks are accepted and the monthly net capital computations are now prepared under the SEC Rule 17a-3(a)(11) and NASD Rule 3110.

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2006